

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2011

<u>Via U.S. Mail</u>

Mr. H. James Serrone
Chief Financial Officer
Torotel, Inc.
620 North Lindenwood Drive
Olathe, KS   66062

   Re: **Torotel, Inc.**
     Form 10-K for fiscal year ended April 30, 2010
     Filed July 15, 2010
     File No. 1-08125

Dear Mr. Serrone:

  We have completed our review of your filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief